UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 22, 2021 titled “GeoPark Announces Successful First Phase of its Strategic Deleveraging Process”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SUCCESSFUL

FIRST PHASE OF ITS STRATEGIC DELEVERAGING PROCESS

DEBT REDUCTION AND IMPROVED FINANCIAL PROFILE

WITH EXTENDED MATURITIES AND LOWER COST OF DEBT

Bogota, Colombia – April 22, 2021 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil, and Argentina, today announced successful first phase of its strategic deleveraging process that is expected to result in a significant debt reduction and an improved financial profile with extended maturities and lower cost of debt.

The strategic deleveraging process is being executed through a series of transactions1 that included a successful tender to purchase $255 million of the 6.500% Senior Notes due 2024 (“2024 Notes”) to be funded with a combination of cash in hand and a $150 million new issuance from the reopening of the 5.500% Senior Notes due 2027 (“2027 Notes”). As part of this process, the tender included a consent solicitation to align covenants of the 2024 Notes to those of the 2027 Notes. The new notes offering and the tender offer are scheduled to close on Friday April 23 and Monday April 26, respectively.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. This yield reflects a negative concession of 2.3 bps relative to the yield to maturity of the day before pricing. Total demand reached over $780 million at its peak and ended at over $540 million. The transaction was oversubscribed by more than 3.5 times from diversified, top tier institutional investors.

Rationale and Benefits

-	Initiated a debt reduction process, with total financial debt being reduced by $105 million while maintaining a solid balance sheet with a pro-forma cash position of approximately $70 million[2]

-	Reduced the cost of debt with annual interest savings of approximately $9 million

-	Enhanced financial profile with debt maturities extended by 2.3 years

-	An overall debt structure that provides greater flexibility with 25% of outstanding financial debt maturing in September 2024 (callable starting September 2021) and 75% of financial debt maturing in January 2027

-	Overall improvement in covenants

James F. Park, Chief Executive Officer of GeoPark, said: “Congratulations and thanks to our team for these successful results from our deleveraging initiative and continuous balance sheet management efforts. It demonstrates the support and credibility we have earned in the international capital markets from our consistent track-record of performance and financial discipline, and it puts us in a stronger, more flexible, less risky and less costly position for the longer term. Exactly, one year ago, the WTI oil price closed at negative $37 per barrel and yesterday the markets rewarded GeoPark for the manner we performed through the storms of this year, including the improvements we made to our Company, with another record-low cost for our bonds.”

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1 For further details, please refer to releases published on April 6, 2021, April 14, 2021, April 19, 2021 and April 20, 2021.

2 Pro-forma as of March 31, 2021 (unaudited).

Breakdown of Notes Outstanding3

The following table provides detail of outstanding GeoPark Notes as of December 2020 (last reporting date) and pro-forma upon closing of these transactions:

Notes Outstanding	Dec 31, 2020	Pro-forma
2024 Notes (6.500% Coupon)	$425 million	$170 million
2027 Notes (5.500% Coupon)	$350 million	$500 million
Total Outstanding	$775 million	$670 million

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The new notes have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the new notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

OTHER NEWS / RECENT EVENTS

Reporting Date for 1Q2021 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2021 financial results on Wednesday, May 5, 2021 after the market close.

In conjunction with the 1Q2021 results press release, GeoPark management will host a conference call on May 6, 2021 at 10:00 am (Eastern Daylight Time) to discuss the 1Q2021 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3138548/E57A81C86661B99A3D71D604FEFF18D5

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 833-945-1670

International Participants: +1 929-517-9721

Passcode: 2185521

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

____________________

3 Principal amounts, excluding interest accrued.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the expected closing of the new notes offering and the tender offer and consent solicitation, as well as the Company’s strategic deleveraging process. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 22, 2021